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                                                                    EXHIBIT 99.1

Wednesday October 17, 9:11 am Eastern Time

SIFY REPORTS US GAAP RESULTS FOR THE SECOND QUARTER ENDED 30 SEPTEMBER 2001

GROWTH IN REVENUE, LOWER CASH LOSSES AND SIGNIFICANT REDUCTION IN CASH BURN

GOODWILL WRITTEN OFF


CHENNAI, India--(BUSINESS WIRE)--Oct. 17, 2001--Satyam Infoway Limited (Nasdaq:SIFY - news), India's premier network and eCommerce company, announced today its consolidated US GAAP results for its second quarter ended 30 September 2001.

Highlights

     o Revenue increased by 16% over immediately previous quarter with growth in all core businesses.

     o Q2 is the third successive quarter of increasing reduction in cash loss. Cash loss (Earnings before interest, tax, depreciation and amortization, or EBITDA) was reduced to $4.8 million from $6.1 million last quarter.

     o The trend of reduction in cash burn (net reduction in cash) continues. Cash burn during the quarter was $4.6 million, a reduction of 40% from $7.7 million last quarter.

     o Strategic steps taken by the company to accelerate profitable growth include:

     o Strong focus on leadership and market share in core businesses of data/network services, Internet access and online portal.

     o Continuing emphasis on tight management of costs to reduce cash loss and cash burn.

     o Quarterly results include a one-time non-cash charge of $109 million to write-off the goodwill and other acquisition costs.

R. Ramaraj, Managing Director and CEO, said, "A healthy combination of growth in revenue, reduction in costs and tight management of working capital has been the main accomplishment this quarter. The continuing fall in cash loss confirms Sify's firm progress toward profitability.

Goodwill on acquisitions has been written off this quarter as a conservative response to the decline in market valuations of Internet stocks. However, the underlying synergistic and leadership benefits from these acquisitions to Sify continue and would be of enduring importance."

Summarised Results


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(In $ million, all translated at $1 = Rs 47.8)

                                               Quarter                      Quarter             Year
                                                Ended                        Ended             Ended
                                             30 September                   30 June           31 March
                                         2001              2000               2001              2001
Corporate services                     $   6.6            $  5.6            $  5.8           $  24.2
Retail Internet access                     3.0               2.6               2.1              10.0
Portal                                     1.1               0.8               1.1               3.0
Others                                     0.2               0.0               0.3               0.2
Total revenues                            10.9               9.0               9.3              37.4

Cash Loss (EBITDA)                         4.8               4.9               6.1              23.0

Loss before amortization
  of goodwill                              7.7               6.0               9.1              28.8

Goodwill / Investment written
  off / Amortised                        109.3               6.9               7.7              23.7

Net Loss                                  17.0              12.9              16.8              52.5

Cash Loss per ADR ($/ADR)                 0.05              0.05              0.07              0.25
Net loss per ADR ($/ADR)                  1.26              0.14              0.18              0.57
  (4 ADRs equal 1 Equity Share)

Sify's Corporate Services (data/network services and e-Consulting services) business continued to play a dominant role in the company's revenue stream constituting 61% of the top line revenues.

Data/Network Services:

     o Sales revenue grew 43% over the same quarter last year and 13% over previous quarter.

     o Sify continued to add new customers to its existing base. Key customer wins for Data/Network Services business included General Electric, Emerson Electric and Oracle.

     o Roll out of fixed wireless broadband connectivity services continues in key cities reinforcing relationships with Sify's existing customers. This along with provision of bandwidth has enabled Sify to add new customers like NDTV, Amway and I-Flex Solutions.

     o Sify became the first service provider network to be enabled for Multi Protocol Label Switching based virtual private network.

e-Consulting Services:
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     o    Revenue grew 11% over the previous quarter, though it was lower by 14%
          over the same quarter last year.

     o Key customer wins include a major order from Godrej, in addition to orders from Coats India and Colgate Palmolive.

     o    Australian operations exceeded Australian $1.0 million in revenue.

Retail Internet Access:

Sify's total subscriber base grew to 550,000 as of September 30, 2001. Sify's average revenue per unit, or ARPU, has started rising after several quarters of continuing decline. In addition, margin pressure is easing with decline in bandwidth costs.

Revenues from Sify's franchised network of cybercafes - "Iways" - grew by approximately 30% over last quarter. The number of cybercafes grew to 520 from 427 last quarter. Iways are operational in five cities in India.

Online Portal

In a market that is reporting the exit of several dot com players, and with corporates looking at cutting costs on marketing and advertising, Sify continued to attract corporates to advertise on its channels by providing value added services. Key customer wins include Seagrams, Xerox, NIIT, Asian Paints and Oracle. The division has also entered into a partnership with baazee.com for a co-branded auction site.

The promotional campaign launched last quarter has resulted in an increase in the number of e-mail users by over 25% over the last quarter.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of
Section 27-A of Securities Act of 1933, as amended, and Section 21 E of the Securities Exchange Act of 1934, as amended. The forward looking statements contained in this press release include, but are not limited to, comments regarding the prospect for further growth in the Company's business, trends in the various business segments and the ability of Sify to capitalize on the new initiatives described herein. The forward-looking statements contained herein are subject to certain risks and uncertainties that could cause actual results to differ materially from those reflected in the forward looking statements.

Sify undertakes no duty to update any forward-looking statements.

For a discussion of the risks associated with Sify's business, please see the discussion under the caption "Risks Related to Our Business" in Sify's Report on Form 6-K for the fiscal quarter ended June 30, 2001 which has been filed with the Securities and Exchange Commission and the other reports it files with the SEC from time to time. These filings are available at www.sec.gov.

----------------
Contact:
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     Satyam Infoway Limited (in India)
     David Appasamy, (+91 44) 254 0770 Extension 2013
     email: david_appasamy@satyam-infoway.com
     Corporate Web site: www.sifycorp.com
         or
     The Anne McBride Company (in the U.S.)
     Can Onen, 212/983-1702
     email: conen@annemcbride.com